MaestroConference_Investor_Preview.mp3 (2m 58s)
https://jotengine.com/transcriptions/NPQdWYjNexvgoygpPVV9eQ
1 speaker (Speaker 1)

Speaker 1: We've created this video to share with you the MaestroConference vision and what you can do to support this mission, because together we're creating conversations that can change the world. Some history, we're coming out of the age of broadcast where information is centrally managed and passively consumed. From radio and TV, and even webinars and internet videos, people are asked to simply be quiet, and listen or watch, but people now demand to participate. They expect to voice their experiences, express their creativity insights, and to tap the collective intelligence of large groups of crowdsources. Whether through Kickstarter, Yelp, Wikipedia, or Twitter, network has the power, not central . One of the most profound ways a network of people can engage is to be part of a simultaneous live conversation. MaestroConference is the leader in the technology for scalable conversations that fully engage every participant. Because everyone can speak in small groups in parallel, thousands of people can all talk and participate in a single conversation. It's like a facilitated conversation at internet scale, and giving each team or breakout powerful collaboration tools. With customers from the Obama to Clinton campaigns, Stanford University to UC Berkeley, Uber to Airbnb, and most recently the White House itself, our customers across 23 countries, engaging 7 million participants, have confirmed how much more effective a participatory conversation is. It's just better for learning, for fostering relationships, and for inspiring real world actions across those who share a common mission. To scale this impact, we're reaching out to organizations with national and global following to demonstrate how these conversations drive results. We measure our success not only in dollars earned, but in lives changed. You see, global impact and exceptional profit are both aspects of the MaestroConference mission, and we're proud, through equity crowdfunding, to allow our customers, fans, and friends to participate in the financial upside of a successful technology model. Please consider the upsides and risks. Ask any questions, and then decide if this is right for you. Our goal for investors in this offer is a 10x or more return, but there are no guarantees. Either way, your support will help mission-focused organizations light up the world with conversations that we know are touching people's

Speaker 1: lives, so thank you.